SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40701

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	RiskOn International, Inc.
Address of principal executive office	11411 Southern Highlands Parkway Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended March 31, 2024 has imposed requirements that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kayson Pulsipher	(725)	248-2059
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Continuing operations for the year ended March 31, 2024

We expect to report $0.3 million of revenue for the fiscal year ended March 31, 2024 (“FY 2024”) and had no revenue in fiscal year ended March 31, 2023 (“FY 2023”) as we commenced operations of BitNile.com, Inc. (“BNC”), RiskOn360, Inc. and GuyCare, Inc. in March 2023, November 2023 and January 2024, respectively. Gross loss is expected to be $2 million in FY 2024 compared to $0 in FY 2023. Cost of revenues for FY 2024 is estimated to be approximately $2 compared to $0 in 2023.

FY 2024 we expect our operating loss to increase by $31 million, from $6 million in FY 2023. The increase from the prior year is primarily related to the estimated increase of higher selling, general and administration expense, impairment loss on intangible assets, coupled with salaries, wages and benefits and gross loss increases of $22 million, $4 million, $3 million and $2 million, respectively. The increase in selling, general and administrative expense was mainly driven by increased marketing, advertising and event sponsorship of $17 million, Metaverse platform hosting fees of $4 million and capital raising costs of $1 million. The impairment increase of $4 million is primarily due to our tradename intangible asset being impaired due to a decrease in expected cashflows and the increase in salaries, wages and benefits of $3 million which resulted from increased headcount, related payroll expenses and employee benefits.

We estimate our loss from continuing operations FY 2024 will be $25 million compared to $34 million in FY 2023. The expected decrease of $9 million is primarily due the loss on acquisition of BNC of $55 million, the change in fair value of the White River Energy Corp investment of $21 million in FY 2023 and the gain in FY 2024 on conversion of notes and White River shares of $3 million, partially offset by the increase in operating loss of $31 million, the change in fair value of derivative liabilities and derivative income of $23 million, the White River Energy Corp share transfer expense of $8 million, the amortization of discounts of $6 million and the loss on redemption of Series A preferred stock of $2 million in FY 2024.

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RISKON INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 1, 2024	/s/ Kayson Pulsipher
By: Kayson Pulsipher
Title: Chief Financial Officer

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